

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2018

Mail Stop 4720

Jamie A. Velasquez Botero
Vice President, Strategy and Finance
Bancolombia S.A.
Carrera 48 # 26-85 Avenida Los Industriales
Medellin, Colombia

> **Re: Bancolombia S.A.**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed April 30, 2018**
> **File No. 001-32535**

Dear Mr. Velasquez Botero:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2017

Item 16. Reserved

F. Changes In Registrant's Certifying Accountant, page 188

1. You state that there have been no disagreements with Deloitte and Touche Ltda. in the fiscal periods ended December 31, 2017 and December 31, 2016 on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report or reportable events pursuant to Item 16F (a) (1) (iv) and (v) of the Form 20-F. Please tell us if there were any disagreements or reportable events with Deloitte and Touche Ltda. in the subsequent interim period ending February 19, 2018 pursuant to Item 16F (a) (1) (iv) and (v) of the Form 20-F.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3321 with any questions.

Sincerely,

/s/ David Irving

David Irving
Senior Accountant
Office of Financial Services